Exhibit 99.1

Sogou Announces Management Change

BEIJING, June 24, 2020 /PRNewswire/ — Sogou Inc. (NYSE: SOGO) (“Sogou” or the “Company”), an innovator in search and a leader in China’s internet industry, today announced that Mr. Joe Zhou has resigned from his position as the Company’s Chief Financial Officer (“CFO”) for personal reasons, effective June 30, 2020. The board of directors of the Company has appointed Ms. Fion Zhou as the Company’s new CFO, effective July 7, 2020. Mr. Zhou will remain a consultant to Sogou until September 30, 2020, and he and Ms. Zhou will work together closely to ensure a smooth transition.

Ms. Zhou will bring to Sogou 14 years of financial and public company experience. She most recently served as CFO of Yidian Zixun, China’s leading mobile news aggregator, where she led financial operations, strategic investment, capital raising and internal controls. Prior to this, Ms. Zhou was a finance director of Alibaba Group (NYSE: BABA) and also held senior finance roles at Viadeo S.A. and Concord Medical (NYSE: CCM). Ms. Zhou started her career as an auditor at PricewaterhouseCoopers Zhong Tian. She received a Bachelor’s degree in Financial Management from the University of International Business and Economics and an Executive MBA from HEC Paris. Ms. Zhou is a regular member of the American Institute of Certified Public Accountants and a Chartered Global Management Accountant.

Mr. Xiaochuan Wang, CEO of Sogou, commented, “On behalf of the management team, I want to express our sincere appreciation for Joe’s contribution and dedication to Sogou over the past ten years. He has been instrumental in building very strong financial functions to support our business growth and leading our capital markets initiatives, including our IPO in 2017. We wish him continued success in his future endeavors. We are also very pleased to welcome Fion as our new CFO. I believe that her deep experience in finance and the capital markets will further strengthen the suite of capabilities of our management team, which will in turn help lead Sogou to the next stage of innovation, development and growth.”

Mr. Joe Zhou said, “It has been a tremendous experience working at Sogou and witnessing the robust development of the business over the last several years. I believe the Company has built a strong foundation and financial position which will support the continued successful execution of its long-term growth strategies.”

Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search; and the effects of the COVID-19 virus on the economy in China generally and on our business in particular. Further information regarding these and other risks is included in Sogou’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 21, 2020, and other documents Sogou files with or submits to the Securities and Exchange Commission.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second-largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services, including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng
Sogou Investor Relations
Tel: +86 10 5689 8068
Email: ir@sogou-inc.com

For media enquiries, please contact:

Yadan Ouyang
Brunswick Group
Tel: +86 10 5960 8600
Email: sogou@brunswickgroup.com